Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2011

Results of operations – management discussion & analysis

Three months ended March 31, 2011 versus three months ended March 31, 2010

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2011 and 2010 per charter category were as follows:

	Three months ended March 31,
	2011		2010
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.3	2%	2.3	2%
Time charter-fixed rate	15.0	15%	21.5	21%
Time charter-variable rate (profit share)	38.2	39%	43.0	41%
Pool arrangement	7.2	7%	3.4	3%
Voyage charter-contract of affreightment	6.5	7%	11.8	11%
Voyage charter-spot market	30.0	30%	22.7	22%

Total voyage revenue	99.2	100%	104.7	100%

Voyage revenues from vessels were $99.2 million during the quarter ended March 31, 2011 compared to $104.7 million during the quarter ended March 31, 2010, a decrease of $5.5 million or 5.2%. The decrease was primarily due to a softer freight market compared to the previous year’s first quarter caused primarily by a market over-supply of tankers despite the relatively strong demand for oil compared to the first quarter of 2010. The decrease in revenue was to some extent off-set by a small increase in the number of vessels by the equivalent of 1.3 vessels or, in terms of days available for trading, an increase of 103 days compared to the same quarter in 2010. The average number of vessels during the first quarter 2011 was 47.9 compared to 46.6 in the first quarter of 2010. Since the beginning of 2010 to March 31, 2011 the Company took delivery of the newly designed aframaxes Sapporo Princess and Uraga Princess and acquired the modern panamaxes World Harmony, Chantal, Selini and Salamina. During the same period, the Company sold the suezmax Decathlon and the aframax tankers Parthenon, Marathon and Opal Queen. Also sold, and eventually demolished, were the aged double-hull panamax tankers Hesnes and Victory III.

As a consequence of the market over-capacity, revenue earned per vessel on average within the first quarter of 2011 was lower than in the previous year’s first quarter, although certain of our vessels outperformed the general market. Specifically, our three ice-class aframax LR2s enjoyed extra profit-share as a result of weather conditions in the Baltic, certain of our aframaxes benefitted from a spike in Mediterranean spot rates at the outset of the Libyan crisis and generally the product sector saw a modest boost to rates after a prolonged period of low rates. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $17,964 per day compared to $20,708 for the previous year’s first quarter.

The number of days utilized in profit-share arrangements totaled 1,841 compared to 1,965 in the first quarter of 2010. The number of days employed on spot and contract of affreightment increased to 1,082 from 793, and days that vessels operated in a pool during the first quarter of 2011 totaled 540 compared to 528 days in the first quarter of 2010. Operating days on pure time-charter without profit share fell to 799 days from 873 days between the two first quarters. Overall, therefore, there was a slight increase in the total number of days that the fleet was employed under charters that included a variable element to rate earned. This arose partly as a result of the expiration of previous time-charters within 2010 and placement of vessels in the spot market in anticipation of securing more lucrative time-charters in the future, in anticipation of improved market conditions.

Average daily TCE rate earned for the three month periods ended March 31, 2011 and March 31, 2010 were as follows:

	Q1 2011	Q1 2010
	$	$
LNG carrier	23,000	46,000
VLCC	25,940	30,833
Suezmax	25,162	28,223
Aframax	17,854	21,256
Panamax	16,524	14,660
Handymax	11,254	11,398
Handysize	14,463	16,118

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2011	2010
	$’000	$’000
Voyage revenues	99,196	104,673
Less: Voyage Expenses	(23,533)	(19,448)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	900	900

Time charter equivalent revenues	76,563	86,125

Divided by: net earnings (operating) days	4,262	4,159
Average TCE per vessel per day	17,964	20,708

With the exception of the panamax tankers which enjoyed a boost in rates, the earnings of all the other sectors during the first quarter of 2011 were lower than in the previous year’s first quarter. In particular, the LNG carrier was on a short-term time charter at a hire rate half that of the first quarter of 2010. The VLCCs, La Prudencia and La Madrina, came off time-charter during the first quarter of 2011 at a time when VLCC freight rates were exceptionally low. Both vessels undertook repositioning voyages, incurring high voyage expenses. The markets for the suezmax and aframax tankers were also difficult compared to the previous year, but regional spikes in rates, as mentioned above, helped achieve better rates than originally anticipated for the quarter. Product carriers on profit-sharing arrangements were slightly above the fixed minimum rate, which helped protect the overall income stream.

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter, 2011 was 98.9% compared to 99.2% for the first quarter of 2010, thereby effectively achieving full employment in both quarters. The days lost in the first quarter of 2011 primarily relate to the dry-docking of Archangel and repositioning voyages of the La Madrina and La Prudencia following their release from time-charters.

Commissions

Commissions amounted to $3.4 million, or 3.4% of revenue from vessels, during the quarter ended March 31, 2011, compared to $4.0 million or 3.8% of revenue from vessels, for the quarter ended March 31, 2010. The overall decrease was due to reduced revenues and changes in employment of several vessels to employment contracts, especially pool arrangements, on which lower commission was charged.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2011	2010		2011	2010
	$ million	$ million		$	$
Bunkering expenses	15.6	11.4	36.0%	14,393	14,436	(0.3)%
Port and other expenses	8.0	8.0	(0.5)%	7,357	10,089	(27.1)%

Total voyage expenses	23.5	19.4	21.0%	21,750	24,525	(11.3)%
Days on spot and Contract of Affreightment (COA) employment				1,082	793	36.4%

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $23.5 million during the quarter ended March 31, 2011, compared to $19.4 million during the prior year’s first quarter, a 21.0% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the first quarter of 2011 increased by 36.4% compared to the first quarter of 2010. In addition, bunker prices increased by approximately 30% between the two first quarters.

Charter hire expense

There was no charter-hire expense in the first quarter of 2011. Charter hire expense incurred during the first quarter of 2010 amounted to $0.5 million and related primarily to the suezmax Decathlon, which was sold in February 2010 to a third-party and immediately re-chartered at market rate for a limited period in order to fulfill its obligations to the charter that the vessel was employed on at the time of sale.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2011	Q1 2010	% increase/ (decrease)	Q1 2011	Q1 2010	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	19.3	19.5	(1.3)%	4,565	4,758	(4.1)%
Insurances	3.7	3.8	(2.4)%	881	928	(5.1)%
Repairs and maintenance, and spares	2.6	4.1	(38.8)%	614	1,030	(40.4)%
Stores	1.9	2.2	(11.1)%	458	529	(13.4)%
Lubricants	1.4	1.8	(23.3)%	319	428	(25.5)%
Quality and Safety	0.3	0.6	(40.4)%	81	140	(42.1)%
Other (taxes, registration fees, communications)	2.4	2.5	(3.6)%	564	601	(6.2)%

Total operating expenses	31.6	34.5	(8.5)%	7,482	8,414	(11.1)%

Earnings capacity days excluding vessel on bare-boat charter				4,221	4,103

Vessel operating expenses are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). Total operating costs were $31.6 million during the quarter ended March 31, 2011 as compared to $34.5 million during quarter ended March 31, 2010, a decrease of 8.5%, despite an extra vessel in the fleet. This is due to cost savings in certain expense categories as described below.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $7,482 for the quarter ended March 31, 2011 from $8,414 for the quarter ended March 31, 2010, an 11.1% decrease.

Most significantly there were reductions on repair and maintenance expenditure mainly as a result of reduced repair activity and partly due to the recovery of prior year repair costs through claims. There were also savings in lubricants through more efficient logistics and pricing achieved by the new technical managers, Tsakos Columbia Shipmanagement Ltd., since July 1, 2010, although co-operation with the 50% owners, Columbia Shipmanagement

Ltd. started from early 2010. Crewing expenses were also reduced due to changes in the crew composition of certain vessels over the prior eighteen months.

Depreciation

Depreciation was $24.2 million during the quarter ended March 31, 2011 compared to $21.6 million during the quarter ended March 31, 2010, an increase of 12.3%. This was primarily due to addition of six new high-value vessels in 2010. Five vessels were sold in 2010, but as they were all accounted for as held-for-sale from the end of 2009, they bore no depreciation during 2010.

Amortization of deferred charges

During the quarter ended March 31, 2011, amortization of deferred dry-docking charges was $1.1 million compared to $1.4 million during the quarter ended March 31, 2010. For the most part the total quarterly charge for the respective quarters relate to the same charges for the same vessels. The difference between the quarters is primarily the difference between new quarterly amortization for more recent dry-dockings and the amortization relating to earlier dry-dockings where the deferred charges have been totally amortized in the intervening period.

Impairment

Our tests did not indicate that an impairment charge was required for any particular vessel at March 31, 2011. At December 31, 2010, it was determined that the carrying value of the aframax tanker Vergina II was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, the carrying value was reduced to fair market at December 31, 2010. In the first quarter 2011, plans were activated to sell the vessel before its next dry-docking, scheduled for July 2011, and the vessel was accounted for as held-for-sale. Tests were performed in the first quarter of 2011 to assess whether this vessel’s fair market value had again fallen below carrying value and it was determined that its fair market value was in excess of carrying value.

Management fees

Management fees totaled $3.9 million during the quarter ended March 31, 2011, a 16.0% increase over the quarter ended March 31, 2010. Apart from a 2.8% growth in fleet number, the main reason was the increase in fees during 2010.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

As a consequence, from January 1, 2010, monthly fees for operating vessels were $24,000 and for operating vessels chartered out on bare-boat, were $17,700. From July 1, 2010, most of the fleet is managed by TCM, apart from four vessels which continued to be managed by Columbia Shipmanagement Ltd. (three of these since passing to TCM management in 2011) and three by other third-party ship managers. From July 2010 vessel monthly fees increased by $3,000 to $27,000 for owned operating vessels or approximately $99 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company. The monthly fee relating chartered-in or chartered out on a bareboat basis or for vessels under construction increased to $20,000 and for the LNG carrier to $32,000. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.1 million during the quarter ended March 31, 2011 compared to $1.0 million during the previous year’s first quarter, an increase of 13.7% mainly due to an increase in directors’ fees and the addition of one director to the Board of Directors, plus minor increases in road-show and sundry expenses.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,251 for the first quarter of 2011, compared to $1,139 in the first quarter of 2010. The increase was primarily due to the increase in management fees and administrative expenses as described above, moderated by the addition of one extra vessel.

Stock compensation expense

The compensation expense in the first quarter of 2011 amounted to $0.4 million and represents the amortization of the value of restricted share units (“RSUs”) in the quarter. A similar amount of $0.4 million was amortized in the first quarter of 2010. There were no movements (issuances, vesting and forfeits) in the quarter, so the number of outstanding RSUs at March 31, 2011 remained 199,750, as at December 31, 2010. These outstanding RSU’s will vest at various dates until June 30, 2012. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain on sale of vessels

During the first quarter of 2011, the Company sold the aframax Opal Queen for $34.0 million realizing a gain of $5.8 million. In the first quarter of 2010, two vessels were sold realizing gains of $14.3 million.

Operating income

Income from vessel operations was $15.4 million, (including a gain on the sale of vessel amounting to $5.8 million,) during the first quarter 2011 compared to $33.0 million (with gains on the sale of vessels amounting to $14.3 million) during the first quarter of 2010.

Interest and finance costs

	Three months ended March 31,
	2011	2010
	$ million	$ million
Loan interest expense	6.4	5.9
Swap interest expense	7.7	7.7
Less: Interest capitalized	(0.9)	(0.5)

Interest expense, net	13.2	13.1
Bunkers swap cash settlements	(1.3)	(0.7)

	Three months ended March 31,
	2011	2010
Change in fair value of non-hedging bunker swaps	(2.6)	0.7
Amortization of deferred loss on de-designated interest rate swap	0.4	—
Expense of portion of accumulated negative valuation of de-designated interest rate swap	—	0.4
Change in fair value of non-hedging interest rate swaps	(3.5)	0.2
Amortization of loan expenses	0.2	0.3
Bank loan charges	—	—

Net total	6.4	14.0

Interest and finance costs were $6.4 million for the first quarter of 2011 compared to $14.0 million for the quarter ended March 31, 2010, a decrease of 54.3%. Loan interest in the first quarter 2011 increased by 8.4% to $6.4 million from $5.9 million in the first quarter of 2010. The average balance of outstanding debt was approximately $1,548 million for the first quarter of 2011 compared to $1,484 million for the previous year’s first quarter and average loan interest rate increased slightly to 1.64% from 1.58%. Similarly, the average all-in loan finance cost in the first quarter of 2011, taking account of net swap interest paid, was 3.63% compared to 3.61% in the previous year’s first quarter. Interest paid on swaps amounted to $7.7 million in both first quarters.

There was a positive movement of $3.5 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2011, compared to a negative movement of $0.2 million in the first quarter of 2010. In addition, amortization of a deferred loss on a swap which became ineffective during 2010 and was de-designated as a non- hedging swap amounted to $0.4 million.

Also in the first quarter of 2011 there was a positive movement of $2.6 million on bunker swaps, which do not qualify as hedging instruments. An amount of $1.2 million in actual cash was received on the swaps in the first quarter of 2011. In 2010, there was a negative movement of $0.7 million on these swaps and $0.7 million was received in cash.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2011, capitalized interest was $0.9 million compared to $0.5 million in the previous year’s first quarter, the increase being due to the additional yard installments having been paid on the two new suezmaxes under construction for delivery in May and July of 2011.

Interest income

Total income derived from bank deposits was $0.6 million during the first quarter of 2011 and 2010.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the first quarter 2011 amounted to $0.1 million compared to $0.2 million in the first quarter 2010, the reduction being primarily due to the fall in revenue generated by the two vessels because of the softer market.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2011 was $9.3 million, or $0.20 per share, diluted, versus $19.5 million, or $0.52 earnings per share, diluted, for the quarter ended March 31, 2010. The weighted average number of shares (diluted) during the first quarter of 2011 was 46,172,417, compared to 37,750,765 during the first quarter of 2010.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program, dry-docking schedule and possible vessel acquisitions will require us to expend cash in 2011 and in future years. Net cash flow generated by continuing operations is the main source of liquidity. Apart from the possibility of raising further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings (approximately $250 million as at May 17, 2011) and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through January 1, 2012, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $111.1 million at March 31, 2011, compared to $174.4 million as at March 31, 2010. Much of the difference is due to the reduction in non-restricted cash balances, which at March 31, 2011 were $259.6 million compared to $323.6 million at March 31, 2010.

Net cash provided by operating activities was $27.7 million in the quarter ended March 31, 2011 compared to $20.0 million in the previous year’s first quarter. Although the operational results in the first quarter of 2011 were slightly lower than the operational results of the first quarter 2010, positive movements in the constituent parts of working capital contributed to a modest increase in cash.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the first quarter of 2011, no significant payments were made on survey work, while in the first quarter of 2010 an amount of almost $0.5 million was expended on dry-docking.

Net cash from investing activities was $6.9 million for the quarter ended March 31, 2011, compared to net cash from investing activities of $50.0 million for the quarter ended March 31, 2010. During the first quarter of 2011, the Company purchased highly liquid low-risk marketable securities for $2.5 million. These are accounted for as available for sale investments included in current assets. In the first quarter of 2011, net funds for improvements on existing vessels amounted to $0.3 million. In the equivalent period of 2010, net funds paid for improvements of vessels amounted to $0.1 million. In the first quarter of 2011, the aframax tanker Opal Queen was sold generating net proceeds of $32.8 million, while in the first quarter of 2010 the vessels Parthenon and Decathlon were sold generating $89.4 million.

In the first quarter of 2011, advances for vessels under construction amounted to $23.0 million compared to $39.3 million in the first quarter of 2010. There were a total of four vessels on order as at March 31, 2011 and four on order as at March 31, 2010. The suezmax Spyros K was delivered on May 12, 2011 and a second suezmax, Dimitris P, is expected to be delivered in July, 2011. On March 21, 2011, contracts were signed with Sungdong Yard of South Korea for the construction of two suezmax DP2 shuttle tankers at a contract price of $92 million each.

In total, at March 31, 2011, $224.0 million remained to be paid, of which $18.4 million was paid in April as the first installments of the two newly contracted shuttle tankers and $14.6 million was paid on delivery of the Spyros K on May 12, 2011, for which new debt of $48 million was utilized. A further $25.4 million is to be paid on Dimitris P in the second and third quarters, again mostly with new debt of $48.3 million to be drawn down on delivery in July, 2011. For the shuttle tankers, second installments totaling $18.4 million will also be paid in the third quarter of 2011. A further $101.2 million will be paid in 2012 for the two shuttle tankers and a final $46 million in 2013. We are in discussion with banks as to the partial financing of these two shuttle suezmaxes.

Net cash used in financing activities was $51.7 million in the quarter ended March 31, 2011, compared to $42.6 million during the quarter ending March 31, 2010. No new debt was drawn down in either quarter as there were no vessel deliveries in the first quarter of 2011 or 2010. There were loan repayments of $28.6 million and a prepayment of $15.6 million relating to the sale of the Opal Queen in the first quarter of 2011, compared to $22.7 million repayments and $28.5 million prepayments in the first quarter of 2010.

Total debt outstanding decreased from $1,562.5 million at the beginning of the first quarter 2011 to $1,518.2 million by the quarter end. The debt to capital (equity plus debt) ratio was 59.9% at March 31, 2011 (or 55.2% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage on outstanding loans was approximately 56%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. At March 31, 2011, the Company was compliant with the financial covenants included in all of the bank loan agreements.

There was no issuance of stock in the first quarter of 2011, whereas in the first quarter of 2010, 660,206 shares were issued out of Treasury Stock, as part of an “at-the-market” equity offering program which ended in May 2010.

A quarterly cash dividend of $0.15 was paid on February 1, 2011, amounting in total to $6.9 million. A further dividend was declared on March 14, 2011 and paid on April 28, 2011, again totaling $6.9 million. The dividend policy of the Company was amended in May 2010 to pay dividends on a quarterly basis, but still depending on cash availability and requirements, and with a target of between 25% and 50% of the net income in any given year, although even in the absence of adequate net income, a dividend is still payable given the level of retained earnings. During the first quarter of 2010, no dividend was paid, but a semi-annual dividend of $0.30 was declared for payment in April 2010.